Exhibit (d)(6)

Gerdau Ameristeel Corporation

Stock Option Certificate

Date Granted: : < grant date >

Option to Purchase < shares > Shares

Granted To: <name>

THIS IS TO CERTIFY THAT, pursuant to the provisions of the Gerdau Ameristeel Corporation Amended and Restated Long-Term Incentive Plan (the “Plan”), Gerdau Ameristeel Corporation (the “Company”) hereby grants to the person named above (the “Optionee”), subject to the terms and conditions of the Plan and subject further to the terms and conditions of this Certificate, a stock option (the “Option”) affording the Optionee the right and option to purchase from the Company the number of shares (each a “Share”) of common stock of the Company as set forth above for the option price as hereafter set forth (the “Option Price”).

1.      Exercise Period. No part of the Option may be exercised prior to <grant date> or after <expiration date>, except that if the Option would otherwise expire during a period during which the Optionee is not permitted to exercise an Option (as more completely defined in the Plan, an “Option Blackout Period”), the period during which the Option may be exercised shall automatically be extended until 10 days after the end of the Option Blackout Period. The later of <expiration date> or 10 days after the end of any applicable Option Blackout Period shall be referred to herein as the “Expiration Date.” The period of time to exercise the Option shall be referred to herein as the “Exercise Period.”

2.     Option Price. The Option Price for each Share for which an Option is granted hereunder shall be<grant price> in U.S. Dollars per Share.

3.      Vesting Schedule. The Optionee’s rights under the Option shall vest (on a cumulative basis) over the Exercise Period in accordance with the following schedule:

Vcsting Dates	Percentage of Shares Exercisable

Before the first anniversary of the grant date	0%
On or after first anniversary but before second anniversary of the grant date	25%
On or after second anniversary but before third anniversary of the grant date	50%
On or after third anniversary but before fourth anniversary of the grant date	75%
On or after fourth anniversary of the grant date	100%

Notwithstanding the foregoing, the Optionee shall be 100% vested in the Shares covered by the Option in the event of the termination of the employment of the Optionee by reason of death or disability (as defined in the Plan) while still employed, or in the event of a Change in Control of the Company (as defined in the Plan). In addition, if the Optionee’s employment terminates due to normal or early retirement (as determined under Gerdau Ameristeel US Inc.’s qualified Retirement Plan), any unvested Shares will vest pro rata (based on the number of full months during the restricted period), as more fully described in the Plan. Unvested Options will be forfeited upon the Optionee’s separation from service for any reason other than death, disability or retirement as described above.

4.                                             Exercise of Option.

(a) Notice. Subject to the limitations set forth in this Certificate and the terms of the Plan, vested Options may be exercised during the Exercise Period by the Optionee according to the Stock Option exercise procedures of the Company in effect at the time of exercise. The Optionee may obtain information on the Option exercise procedures by contacting the third-party administrator/broker for the Plan or the employee designated by the Company. The exercise date shall be the date the Optionee complies with the procedures. The Option awarded under this Agreement is exercisable in whole or in part.

(b) Payment of Option Price. The Option Price shall be paid by the Optionee in Canadian (using the rate of exchange on the day of exercise) or United States dollars in cash or by check, bank draft or money order payable to the order of the Company, unless other methods of payment have been authorized in accordance with the terms of the Plan.

(c) No Fractional Shares. The Option may be exercised only for whole Shares and no fractional Shares will be issued.

(d) Exercise During Lifetime; Transferability. The Option is exercisable during the lifetime of the Optionee only by the Optionee. The Option is not transferable by the Optionee other than by will or by the laws of descent and distribution.

(e) Termination of Employment. In the event that the Optionee shall cease to be employed by the Company or a Subsidiary for any reason, subject to the condition that no Option shall be exercisable after the Expiration Date, the Optionee shall have the right to exercise an Option, to the extent the right to exercise such Option has vested pursuant to the Plan at the date of such termination and has not previously been exercised, within ninety (90) days after such termination of employment; such ninety (90) day limit shall be increased to one (1) year if the termination of employment was due to the death or disability of the Optionee or if the Optionee dies during the ninety (90) day period after such termination, and shall be increased to five (5) years if such termination was due to the normal or early retirement of a Participant (as determined under Gerdau Ameristeel US Inc.’s qualified Retirement Plan). In the event of the death of the Optionee, any Option eligible for exercise may be exercised within such extended time limit by the personal representative of the Optionee or by any person or persons who shall have acquired the Option directly from the Optionee by bequest or inheritance.

5.     Adjustments. In accordance with the terms of the Plan, the number and type of shares covered by this Option and the Option Price per Share shall be proportionately and appropriately adjusted in the event of any change in the number of issued Shares resulting from a stock split, stock dividend, recapitalization, reorganization, merger, consolidation, split-up, combination or exchange of shares, or similar change or transaction. Without limitation, no adjustment shall be made with respect to cash dividends.

6.     Rights as Stockholder. The Optionee shall have no rights as a shareholder with respect to any Shares covered by this Option until the date on which the Optionee becomes a record owner of the Shares purchased upon the exercise of the Option (the “record ownership date”). Except as otherwise expressly provided in the Plan, no adjustment shall be made for dividends (ordinary or extraordinary, whether in cash, securities or other property), distributions, or other rights for which the record date is prior to the record ownership date.

7.      Modification, Extension, and Renewal of the Option. Subject to the terms and conditions and within the limitations of the Plan, the Committee may modify, extend or renew the Option or accept its surrender by the Optionee.

8.      No Obligation to Exercise Option. The Optionee shall be under no obligation to exercise the Option in whole or in part.

9.     Authority of the Committee. The Committee shall have full authority to interpret the terms of the Plan and of this Certificate. The decision of the Committee on any such matter of interpretation or construction shall be final and binding.

10.   No Employment Agreement. This Certificate shall not be deemed to confer upon the Optionee any right with respect to continuance of employment by the Company or any other entity, nor shall it be deemed to limit in any way the right of the Company or any other entity to terminate the Optionee’s employment at any time.

11.   Optionee Bound by the Plan, Etc. The Optionee hereby acknowledges receipt of a copy of the Plan, agrees to be bound by all the terms and provisions of the Plan and this Certificate, and understands that in the event of any conflict between the terms of the Plan and of this Certificate, the terms of the Plan shall control.

12.   Optionee Agrees to Remit Taxes to the Company. The Optionee hereby acknowledges the exercise of an Option under this Agreement and the Plan shall result in the Optionee becoming liable for income and employment taxes and the Optionee agrees to remit the necessary income and employment tax amounts to the Company.

13.   Fees Associated with the Plan. The Optionee hereby acknowledges that administrative fees, such as fees related to the real-time exercise of the Option, may apply to the Award under this Agreement and the Optionee agrees to pay the amount of any such fees. The Optionee may obtain information on the fees by contacting the third-party administrator/broker for the Plan or the employee designated by the Company.

IN WITNESS WHEREOF, the Company has caused this Certificate to be executed by the appropriate officer.

GERDAU AMERISTEEL CORPORATION